Exhibit 3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Annual Report (Form 40-F) of Falconbridge Limited of our report dated February 7, 2006 (except as to Note 23 which is as of March 16, 2006) with respect to the consolidated financial statements of Falconbridge Limited incorporated by reference therein.

We also consent to the incorporation by reference into the Registration Statement (Form S-8 No. 333-126529) pertaining to Falconbridge Limited’s Stock Option Plans and into the Registration Statement (Form F-8) (File No. 333-129218), as amended on December 15, 2005, January 20, 2006 and February 28, 2006, pertaining to Inco Limited’s offer dated October 24, 2005 to purchase all of the issued and outstanding common shares of Falconbridge Limited of our report dated February 7, 2006 (except as to Note 23 which is as of March 16, 2006) with respect to the consolidated financial statements included in Falconbridge Limited’s Annual Report (Form 40-F) for the year ended December 31, 2005.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Accountants
March 24, 2006